United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Sonendo, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

835431107

(CUSIP Number)

September 27, 2022

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 835431107		Page 2 of 9

1.	NAMES OF REPORTING PERSONS JMR Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,021,605
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,021,605
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,605
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.973%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13G

CUSIP No. 835431107		Page 3 of 9

1.	NAMES OF REPORTING PERSONS FTA Global Holdings, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,021,605 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,021,605 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,605 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.973%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	All of these shares of the Common Stock, par value $0.001 per share (“Common Stock”), of Sonendo, Inc. may be deemed to be beneficially owned by FTA Global Holdings, Ltd. in its capacity as the sole shareholder of JMR Capital Limited.

SCHEDULE 13G

CUSIP No. 835431107		Page 4 of 9

1.	NAMES OF REPORTING PERSONS William Randall Work
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,021,605 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,021,605 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,605 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.973%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(2)	All of these shares of Common Stock may be deemed to be beneficially owned by Mr. Work in his capacity as sole shareholder of FTA Global Holdings, Ltd.

SCHEDULE 13G

CUSIP No. 835431107		Page 5 of 9

Item 1(a)	Name of Issuer:

Sonendo, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

26061 Merit Circle, Suite 102

Laguna Hills, California 92653

Item 2(a)-(c)	Name of Persons Filing; Address of Principal Business Office; Citizenship

This Schedule 13G is filed jointly by each of the following persons (each a “Reporting Person” and, collectively, as the “Reporting Persons”):

1.	JMR Capital Limited, an exempted company limited by shares and organized under the laws of Bermuda (“JMR”), in JMR’s capacity as the direct owner of 3,021,605 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”);

2.	FTA Global Holdings, Ltd., an exempted company limited by shares and organized under the laws of Bermuda (“FTA”), in FTA’s capacity as the sole shareholder of JMR; and

3.	William Randall Work, a citizen of Ireland (“Mr. Work”), in Mr. Work’s capacity as the sole shareholder of FTA.

Each of JMR’s and FTA’s principal business office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Mr. Work’s principal business office address is Flat 1-2, 17 Belgrave Place, London SW1X 8BS, United Kingdom.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.:

835431107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

SCHEDULE 13G

CUSIP No. 835431107		Page 6 of 9

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership:

Information with respect to each Reporting Person’s ownership as of the date hereof is incorporated by reference to items (5) - (9) and (11) of the cover page for such Reporting Person.

The percentages used in this Schedule 13G are calculated based upon the Issuer’s 50,583,550 issued and outstanding shares of Common Stock, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 8, 2023.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

SCHEDULE 13G

CUSIP No. 835431107		Page 7 of 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

CUSIP No. 835431107		Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2023

JMR CAPITAL LIMITED

By:	/s/ Louis Paletta
Name: Louis Paletta
Title: Vice President

FTA GLOBAL HOLDINGS, LTD.

By:	/s/ Louis Paletta
Name: Louis Paletta
Title: Vice President

By:	/s/ William Randall Work
Name: William Randall Work

SCHEDULE 13G

CUSIP No. 835431107		Page 9 of 9

Exhibit 1

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 16, 2023

JMR CAPITAL LIMITED

By:	/s/ Louis Paletta
Name: Louis Paletta
Title: Vice President

FTA GLOBAL HOLDINGS, LTD.

By:	/s/ Louis Paletta
Name: Louis Paletta
Title: Vice President

By:	/s/ William Randall Work
Name: William Randall Work